SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2000
Commission File Number 1-5480

A.	Full title of the plan and address of the plan:

ELCO THERMOPLASTICS INC.
PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to
the plan and address of its principal executive office:

TEXTRON INC.
40 Westminster Street
Providence, Rhode Island 02903

REQUIRED INFORMATION

Financial Statements and Exhibit

The following Plan financial statements and schedules prepared in accordance withthe financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Auditors
Statements of Assets Available for Benefits for each of
the two years ended December 31, 2000 and 1999
Statements of Changes in Assets Available for Benefits
for each of the two years ended December 31, 2000 and 1999
Notes to financial statements

Supplemental Schedule:

Schedule G, Part III, Nonexempt Transactions
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

The Consent of Independent Auditors is filed as an exhibit to this Annual Report.

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.

ELCO THERMOPLASITCS INC.
PROFIT SHARING PLAN

ELCO TEXTRON INC., Plan Administrator

By: /s/Steven A. Wein
Vice President, General Counsel & Secretary
Date: June 25, 2001

Financial Statements and Supplemental Schedules

Elco Thermoplastics, Inc. Profit Sharing Plan

Years ended December 31, 2000 and 1999

Elco Thermoplastics, Inc. Profit Sharing Plan

Financial Statements and
Supplemental Schedules

 Years ended December 31, 2000 and 1999

Contents

Report of Independent Auditors ................................................................................................................1

 Financial Statements

Supplemental Schedules

Schedule G, Part III, Nonexempt Transactions...........................................................................................8

Schedule H, Line 4i, Schedule of Assets (Held at End of Year).................................................................. 9

Report of Independent Auditors

Elco Thermoplastics, Inc. Profit Sharing Plan
Administration Committee

We have audited the accompanying statements of assets available for benefits of the Elco Thermoplastics, Inc. Profit Sharing Plan as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, and the supplemental schedule of Nonexempt Transactions for the year ended December 31, 2000, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

May 4, 2001

Elco Thermoplastics, Inc. Profit Sharing Plan

Statements of Assets Available for Benefits

	December 31
	2000	1999
Assets
Investments, at fair value	$4,655,768	$5,398,683

Receivables:
Participant contributions	30,553	35,513
Employer's contributions	189,714	183,545
Total receivables	220,267	219,058
Assets available for benefits	$4,876,035	$5,617,741

 See accompanying notes.

Elco Thermoplastics, Inc. Profit Sharing Plan

Statements of Changes in Assets Available for Benefits

	Year ended December 31
	2000	1999
Additions:
Investment income:
Net appreciation (depreciation) in fair value of investments	$ (664,972)	$ 79,062
Interest and dividends	150,692	271,097
	(514,280)	350,159

Contributions:
Participants	351,486	388,715
Employer	299,750	307,162
	651,236	695,877
Total additions	136,956	1,046,036

Deductions:
Benefits paid to participants	878,068	778,985
Administrative expenses	594	-
Total deductions	878,662	778,985
Net increase (decrease)	(741,706)	267,051

Assets available for benefits at beginning of year	5,617,741	5,350,690
Assets available for benefits at end of year	$4,876,035	$5,617,741

 See accompanying notes.

 1. Description of the Plan

The following brief description of the Elco Thermoplastics, Inc. Profit Sharing Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description and Plan document for more complete information.

General

The Plan is a defined contribution plan formed to provide profit-sharing benefits to employees of Elco Thermoplastics, Inc. (the Company), a subsidiary of Elco Textron Inc., and to provide for participant tax-deferred savings under Section 401(k) of the Internal Revenue Code (IRC). All full-time employees of the Company with one year of service are eligible to participate in the Plan. Participants have a 100% vested interest in their account balances. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Active participants may make contributions as defined in the Plan. Such contributions may be in the form of Employee Deferral Contributions (as a percentage of the participant's compensation) or Nondeductible Employee Contributions. The Company will contribute an amount equal to 50% of the Employee Deferral Contributions related to the first 4% to 6% of earnings, as defined. Additional Company contributions may be made at the sole discretion of the Board of Directors. The Company made discretionary contributions of $179,262 and $170,877 in the years ended December 31, 2000 and 1999, respectively.

Participant Notes Receivable

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance relating to participant contributions only. Loan terms range from 1-5 years or longer if for the purchase of a home. The loans are secured by the balance in the participant's account and bear interest at the current prime rate, plus 1%. Principal and interest is paid ratably through monthly payroll deductions.

Investment Options

Participants are allowed to direct employer and employee contributions in 10% increments in any of six investment fund options. Participants may change their investment options monthly.

Participant Accounts

Employee contributions and the Company's matching contribution are allocated to each respective participant account. The additional Company contribution, if any, is allocated to participant accounts based on participant compensation, as defined by the Plan, and their years of service in relation to the total of such amounts for all participants.

The allocation of Plan income or loss to participants is made in the same ratio that a participant's account bears to the sum of the balance of all participants' accounts, taking into consideration the dates on which additional contributions and withdrawals are made. Participant account balances are valued daily by the Plan's recordkeeper based on the value of the number of shares owned in each investment fund.

Payment of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

The Plan's investments are stated at fair value. The shares of the registered investment companies are valued at quoted market prices, which represent the net asset values of the shares held by the Plan at year end. Shares of Textron Inc. common stock are valued based on quoted market value. Money market funds are reported at cost which approximates fair value. Participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses of the Plans are generally paid by the Company.

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the collective bargaining agreement.

4. Investments

The Plan's investments are held by the Putnam Fiduciary Trust Company. The fair value of individual investments that exceed five percent of the Plan's assets at December 31, is as follows:

	2000	1999

Textron Inc.--common stock	$ 862,131	$ 1,487,616
The George Putnam Fund of Boston	1,574,893	1,510,172
One Group Equity Index Fund	1,372,117	1,604,451
One Group Prime Money Market Fund	683,097	732,015

During 2000 and 1999, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value, as follows:

	Year ended December 31
	2000	1999
Investments at fair value as determined by quoted market prices:
Mutual funds	$ (97,733)	$ 66,011
Textron Inc.--common stock	(567,239)	13,051
	$ (664,972)	$ 79,062

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 12, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is exempt.

Elco Thermoplastics, Inc. Profit Sharing Plan

EIN No. 05-0315468 Plan No. 001

Schedule G, Part III, Nonexempt Transactions

Year ended December 31, 2000
Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity value	Current Value of asset

Elco-Textron, Inc.	Employer/Sponsor	Employee contributions not remitted timely. Contributions withheld for the July and August 2000 pay periods; remitted on September 29, 2000.	$64,493

Elco Thermoplastics, Inc. Profit Sharing Plan

EIN No. 05-0315468 Plan No. 001

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

December 31, 2000

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

One Group Prime Money Market Fund*
	683,097 shares	$ 683,097
Putnam Voyager Fund*
	4,325 shares	103,420
The George Putnam Fund of Boston*
	91,510 shares	1,574,893
One Group Equity Index Fund*
	45,510 shares	1,372,117
One Group Bond Fund*
	2,661 shares	28,046
Textron Inc.--common stock*	18,540 shares	862,131

Participant notes receivable*
	9.5% to 10.5%	32,064
		$4,655,768

*Indicates party-in-interest to the Plan.